C&W ACQUISITION CORP.

January 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristina Marrone
Frank Knapp
Patrick Costello
James Lopez

Re: C&W Acquisition Corp.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-254188

CIK No. 0001847530

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), C&W Acquisition Corp. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-254188), initially filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2021 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its units at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding these matters, please contact our counsel at Kirkland & Ellis LLP, Kevin M. Frank, at (312) 862-3373.

Thank you for your assistance in this matter.

Very truly yours,

C&W Acquisition Corp.

/s/ Nathaniel Robinson
Name:	Nathaniel Robinson
Title:	Chief Executive Officer and Chairman